AEM SPA

02 FEB 27 AM 8:07

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/063/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02015426

February 21, 2002

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding some pre-final data concerning the Aem Group's 2001consolidated profit & loss account.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

MAR 05 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, February 21st 2002. The Board of Directors of AEM SpA met today to review pre-final data concerning the AEM Group's **2001 consolidated profit & loss account**.

Turnover grew by 45% YoY to € 1,110 million.

EBITDA also surged (+36% vs. 2000), rising to over € 270 million.

The considerable improvement in operating performance in 2001 vs. 2000, was basically ascribable to the **electricity** business, with an increase both in **quantities generated** (+51%, **of which hydroelectric** +15.7% **and thermoelectric** +118%) and **sold (+32%).**

Besides the **gas** sector, which contributed to results with a **9%** YoY increase in **quantities sold**, significant performance was also delivered by sales of **heat**, which grew by **18.4%.**

The **Metroweb** subsidiary reported revenues 3 times higher than those of 2000, generating appreciable margins **(EBITDA of over € 16 million).**

At the level of **pre-tax profit**, taking into account risk provisions significantly higher than those made in 2000, relating to application of current tariff systems, and extraordinary items, there was a **35% increase** over 2000.

Year-end accounts were significantly affected by the burden of the so-called **"hydroelectric revenue"** – exceeding € 48 million. A ruling on this is expected shortly by the Council of State, with which AEM SpA has lodged an appeal.

For information, please contact:
Press Office - AEM S.p.A.
Tel. ++39-027720.3684 – ++39-027720.3434